UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Allied World Assurance Company Holdings, AG

(Name of Subject Company (Issuer))

Fairfax Financial Holdings (Switzerland) GmbH,

1102952 B.C. Unlimited Liability Company

and

Fairfax Financial Holdings Limited

(Name of Filing Persons (Offerors))

Registered Ordinary Shares, par value CHF 4.10 per share
(Title of Class of Securities)

H01531104

(CUSIP Number of Class of Securities)

Derek Bulas

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario Canada

M5J 2N7

Telephone: (416) 367-4941
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

Jason R. Lehner	David Chaikof	Wesley D. Dupont	Steven A. Seidman
Scott Petepiece	Thomas Yeo	Theodore Neos	Sean M. Ewen
Shearman & Sterling LLP	Torys LLP	Allied World Assurance Company	Willkie Farr & Gallagher LLP
199 Bay Street	79 Wellington Street West	Holdings, AG	787 7th Avenue
Suite 4405	Suite 3000	199 Water Street	New York, New York 10019
Toronto, Ontario Canada	Toronto, Ontario Canada	24th Floor	1 (212) 728-8000
M5L 1E8	M5K 1N2	New York, New York 10038
1 (416) 360-8484	1 (416) 865-0040	1 (646) 794-0500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,633,187,858.40	$536,986.47

(1)             Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the market value of the total number of registered ordinary shares of Allied World, par value CHF4.10 per share, to be acquired by Fairfax Financial Holdings (Switzerland) GmbH upon consummation of the offer if all such shares are acquired in the offer, being 87,484,665 shares, as of May 1, 2017, and based on the average of the high and low prices of such shares reported on the NYSE on May 4, 2017 being $52.96.

(2)             The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2017, issued October 1, 2016, by multiplying the transaction valuation by 0.0001159.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:  $488,354.41

Form or Registration No.:  Form F-4 (No. 333-216074)

Filing Party:  Fairfax Financial Holdings Limited

Date Filed:  February 15, 2017

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐               issuer tender offer subject to Rule 13e-4.

☐               going-private transaction subject to Rule 13e-3.

☐               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross—Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross—Border Third—Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Fairfax Financial Holdings (Switzerland) GmbH, a limited liability company organized under the laws of Switzerland (“FFH Switzerland”) and a direct wholly owned subsidiary of 1102952 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia, Canada (“Canada Sub”), which is a direct wholly owned subsidiary of Fairfax Financial Holdings Limited, a corporation incorporated under the laws of Canada (“Fairfax”), Canada Sub and Fairfax.  This Schedule TO relates to the offer to exchange (the “Offer”) to acquire all of the outstanding registered ordinary shares, par value CHF 4.10 per share (each, an “Allied World share” and collectively, the “Allied World shares”) of Allied World Assurance Company Holdings, AG, a corporation limited by shares incorporated under the laws of Switzerland (“Allied World”), in exchange for, for each Allied World share validly tendered and not properly withdrawn: (i) cash consideration of $23.00, without interest (the “Cash Consideration”), (ii) fully paid and nonassessable subordinate voting shares of Fairfax (“Fairfax shares”) having a value of $14.00 based on the closing price of the Fairfax shares on December 16, 2016, being 0.030392 of a Fairfax share (the “Fixed Exchange Stock Consideration”) and (iii) additional stock consideration equal to the quotient of (x) $12.00 and (y) the volume weighted average price of Fairfax shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately preceding the trading day before the date on which FFH Switzerland first accepts tendered Allied World shares for exchange (the “Acceptance Time”), converted from Canadian dollars to U.S. dollars using the average Bank of Canada USD/CAD exchange rate over such 20-day period, rounded to the nearest one-hundredth of one cent (provided that this volume weighted average price is greater than $435.65 and less than $485.65 per Fairfax share) (the “Fixed Value Stock Consideration” and, together with the Cash Consideration and the Fixed Exchange Stock Consideration, the “Offer Consideration”). If this volume weighted average price of Fairfax shares during this period is greater than or equal to $485.65 per Fairfax share, the Fixed Value Stock Consideration will be fixed at an exchange ratio of 0.024709 of a Fairfax share for each Allied World share. If this volume weighted average price of Fairfax shares during this period is less than or equal to $435.65 per Fairfax share, the Fixed Value Stock Consideration will be fixed at an exchange ratio of 0.027545 of a Fairfax share for each Allied World share.

In addition, Allied World will pay a special cash dividend of $5.00 per Allied World share, without interest, as soon as possible after the Acceptance Time to holders of Allied World shares as of immediately prior to the Acceptance Time, which is being paid outside of the Offer, but is conditioned upon completion of the Offer (the “Special Dividend”).  The $23.00 per share Cash Consideration payable under the Offer, together with the $5.00 per share Special Dividend, will result in Allied World shareholders being entitled to receive a total of $28.00 in cash per Allied World share upon completion of the Offer.

The Offer is being made on the terms and subject to the conditions set forth in the prospectus forming part of the registration statement on Form F-4, file number 333-216074, as amended and/or supplemented (the “Prospectus”), which became effective on May 8, 2017, and the related letter of transmittal for use in accepting the Offer in respect of Allied World shares, as amended and/or supplemented (the “Letter of Transmittal”) and notice of guaranteed delivery, which are incorporated herein by reference. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meanings given to them in the Prospectus.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus (including all exhibits thereto) is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.         Summary Term Sheet.

The information required by Item 1001 of Regulation M-A is set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer” and “Summary” and is herein incorporated by reference.

Item 2.         Subject Company Information.

(a)         The information required by Item 1002(a) of Regulation M-A is set forth in the section of the Prospectus entitled “Summary—The Companies—Allied World” and is herein incorporated by reference.

(b)         The information required by Item 1002(b) of Regulation M-A is set forth in the section of the Prospectus entitled “The Offer—The Offer” and is herein incorporated by reference.

(c)          The information required by Item 1002(c) of Regulation M-A is set forth in the section of the Prospectus entitled “Comparative Per Share Market Price and Dividend Information” and is herein incorporated by reference.

Item 3.         Identity and Background Of Filing Person.

The information required by Items 1003(a)-(c) of Regulation M-A is set forth in the sections of the Prospectus entitled “Summary—The Companies—FFH Switzerland,” “Summary—The Companies—Canada Sub,” “Summary—The Companies—Fairfax,” “Information About FFH Switzerland,” “Information About Canada Sub,” and “Management of Fairfax,” and in Fairfax’s Annual Report on Form 40-F for the fiscal year ended December 31, 2016, filed with the SEC on March 11, 2017, incorporated by reference in the Prospectus, and is herein incorporated by reference.

Item 4.         Terms of the Transaction.

The information required by Item 1004(a) of Regulation M-A, except for the information required by Item 1004(a)(1)(ix), which is not applicable, is set forth in the sections of the Prospectus entitled “The Offer,” “Comparison of Shareholders’ Rights” and “Material Tax Consequences” and is herein incorporated by reference.

Item 5.         Past Contacts, Transactions, Negotiations and Agreements.

(a)         The information required by Item 1005(a) of Regulation M-A is set forth in the sections of the Prospectus entitled “Related Party Transactions” and “Interests of Allied World, FFH Switzerland and Fairfax and their Directors and Officers—Interests of Fairfax, FFH Switzerland and their Directors and Executive Officers in the Offer” and is herein incorporated by reference.

(b)         The information required by Item 1005(b) of Regulation M-A is set forth in the section of the Prospectus entitled “Background to and Reasons for the Offer—Background to the Transactions” and is herein incorporated by reference.

Item 6.         Purposes of the Transaction and Plans or Proposals.

The information required by Item 1006(a) of Regulation M-A is set forth in the section of the Prospectus entitled “Background to and Reasons for the Transactions—Fairfax’s Reasons for the Transactions” and is herein incorporated by reference. The information required by Items 1006(c)(1)-(5) of Regulation M-A is set forth in the sections of the Prospectus entitled “Plans and Proposals For Allied World” and “The Merger Agreement—Structure of the Merger; Surviving Company” and is herein incorporated by reference. The information required by Items 1006(c)(6) and (7) of Regulation M-A is set forth in the sections of the Prospectus entitled “The Offer—Effect of the Offer on the Market for Allied World Shares,” “Plans and Proposals for Allied World—Delisting and Deregistration—NYSE Listing” and “Plans and Proposals for Allied World—Delisting and Deregistration—Exchange Act Registration” and is herein incorporated by reference.

Item 7.         Source and Amount of Funds or Other Consideration.

The information required by Item 1007(a) of Regulation M-A is set forth in the sections of the Prospectus entitled “The Offer—Terms of the Offer” and “The Offer—Sources and Amount of Funds” and is herein incorporated by reference. The information required by Items 1007(b) and (d) of Regulation M-A is not applicable.

Item 8.         Interest in Securities of the Subject Company.

The information required by Item 1008 of Regulation M-A is set forth in the section of the Prospectus entitled “Interests of Allied World, FFH Switzerland and Fairfax and their Directors and Officers—Interests of Fairfax, FFH Switzerland and their Directors and Executive Officers in the Offer—Securities Ownership and Transactions” and is herein incorporated by reference.

Item 9.         Persons/Assets, Retained, Employed, Compensated or Used.

The information required by Item 1009(a) of Regulation M-A is set forth in the section of the Prospectus entitled “The Offer—Fees and Expenses” and is herein incorporated by reference.

Item 10.  Financial Statements.

(a)         The information required by Item 1010(a) of Regulation M-A with respect to Fairfax is set forth in the sections of the Prospectus entitled “Selected Historical Consolidated Financial Data of Fairfax” and “Unaudited Comparative Historical and Pro Forma Share Information,” and is herein incorporated by reference, and in the consolidated financial statements of Fairfax and the accompanying notes incorporated by reference in the Prospectus, which are herein incorporated by reference.

(b)         The information required by Item 1010(b) of Regulation M-A with respect to Fairfax is set forth in the sections of the Prospectus entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information,” “Unaudited Comparative Historical and Pro Forma Share Information” and “Unaudited Pro Forma Condensed Combined Financial Information” and is herein incorporated by reference.

In response to Items 1010(a) and (b) of Regulation M-A, as permitted under Instruction 1 to this Item, the financial statements of FFH Switzerland and Canada Sub have been omitted from the Prospectus as they are not considered to be material to the decision of a holder of Allied World shares.

Item 11.  Additional Information.

(a)         The information required by Item 1011(a)(1) of Regulation M-A is set forth in the section of the Prospectus entitled “The Merger Agreement—Covenants—Allied World Shareholder Meeting and Shareholder Voting Agreement.” The information required by Items 1011(a)(2) and (3) of Regulation M-A is set forth in the section of the Prospectus entitled “The Offer—Regulatory Matters.” The information required by Item 1011(a)(4) of Regulation M-A is set forth in the section of the Prospectus entitled “Plans and Proposals for Allied World—Margin Regulations”. Item 1011(a)(5) is not applicable. All of the above information is herein incorporated by reference.

(b)         The information required by Item 1011(c) of Regulation M-A is set forth in the section of the Prospectus entitled “The Merger Agreement” and is herein incorporated by reference.

Item 12.  Exhibits.

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(1)(ii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(1)(iii)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(1)(iv)

Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(2)	Recommendation Statement of Allied World’s Board of Directors (incorporated by reference to the Schedule 14D-9 filed by Allied World on May 8, 2017)

(a)(4)	Prospectus, dated May 3, 2017 (incorporated by reference to Amendment No. 2 the Registration Statement on Form F-4 filed by Fairfax on May 3, 2017)

(a)(5)(i)	News Release dated December 18, 2016 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on December 19, 2016 (Acc. No. 0001104659-16-162689))

(a)(5)(ii)	Investor Presentation dated December 18, 2016 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on December 19, 2016 (Acc. No. 0001104659-16-162777))

(a)(5)(iii)	Transcript of Joint Conference Call held on December 19, 2016 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on December 21, 2016)

(a)(5)(iv)	News Release dated January 27, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on January 27, 2017)

(a)(5)(v)	Excerpts from transcript of the Fairfax 2016 Year End Results Conference Call held February 17, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on February 21, 2017)

(a)(5)(vi)	News Release dated March 3, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on March 6, 2017)

(a)(5)(vii)	News Release dated March 10, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on March 10, 2017)

(a)(5)(viii)	Investor Presentation dated March 24, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on March 24, 2017)

(a)(5)(ix)	Excerpts from transcript of the Fairfax 2017 First Quarter Results Conference Call held April 28, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on May 2, 2017)

(d)(1)

Agreement and Plan of Merger, dated December 18, 2016, between Fairfax Financial Holdings Limited and Allied World Assurance Company Holdings, AG (incorporated by reference to Annex A to the Prospectus included in the Registration Statement on Form F-4 filed by Fairfax on February 15, 2017)

(d)(2)

Form of Company Shareholder Voting Agreement, dated December 18, 2016, among Fairfax Financial Holdings Limited and certain shareholders of Allied World Assurance Company Holdings, AG (incorporated by reference to Annex C to the Prospectus included in the Registration Statement on Form F-4 filed by Fairfax on February 15, 2017)

(d)(3)

Confidentiality Agreement, dated as of October 17, 2016, by and between Allied World and Fairfax (incorporated by reference to Exhibit 99.8 to Amendment No. 2 to the Registration Statement on Form F-4 filed by Fairfax on May 3, 2017)

(h)(i)

Opinion of Shearman & Sterling LLP regarding certain U.S. federal tax matters (incorporated by reference to Exhibit 8.1 to Amendment No. 2 to the Registration Statement on Form F-4 filed by Fairfax on May 3, 2017)

(h)(ii)	Opinion of Torys LLP regarding certain Canadian tax matters (incorporated by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by Fairfax on February 15, 2017)

(h)(iii)	Opinion of Homburger AG regarding certain Swiss tax matters (incorporated by reference to Exhibit 8.3 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Fairfax on April 7, 2017)

Item 13.  Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2017

FAIRFAX FINANCIAL HOLDINGS (SWITZERLAND) GMBH

By:	/s/ Ronald Schokking
Name:	Ronald Schokking
Title:	Director

By:	/s/ Albrecht Langhart
Name:	Albrecht Langhart
Title:	Managing Officer

1102952 B.C. UNLIMITED LIABILITY COMPANY

By:	/s/ John Varnell
Name:	John Varnell
Title:	Director

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Paul Rivett
Name:	Paul Rivett
Title:	President

EXHIBIT INDEX

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(1)(ii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(1)(iii)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(1)(iv)

Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(2)	Recommendation Statement of Allied World’s Board of Directors (incorporated by reference to the Schedule 14D-9 filed by Allied World on May 8, 2017)

(a)(4)	Prospectus, dated May 3, 2017 (incorporated by reference to Amendment No. 2 the Registration Statement on Form F-4 filed by Fairfax on May 3, 2017)

(a)(5)(i)	News Release dated December 18, 2016 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on December 19, 2016 (Acc. No. 0001104659-16-162689))

(a)(5)(ii)	Investor Presentation dated December 18, 2016 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on December 19, 2016 (Acc. No. 0001104659-16-162777))

(a)(5)(iii)	Transcript of Joint Conference Call held on December 19, 2016 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on December 21, 2016)

(a)(5)(iv)	News Release dated January 27, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on January 27, 2017)

(a)(5)(v)	Excerpts from transcript of the Fairfax 2016 Year End Results Conference Call held February 17, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on February 21, 2017)

(a)(5)(vi)	News Release dated March 3, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on March 6, 2017)

(a)(5)(vii)	News Release dated March 10, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on March 10, 2017)

(a)(5)(viii)	Investor Presentation dated March 24, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on March 24, 2017)

(a)(5)(ix)	Excerpts from transcript of the Fairfax 2017 First Quarter Results Conference Call held April 28, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on May 2, 2017)

(d)(1)

Agreement and Plan of Merger, dated December 18, 2016, between Fairfax Financial Holdings Limited and Allied World Assurance Company Holdings, AG (incorporated by reference to Annex A to the Prospectus included in the Registration Statement on Form F-4 filed by Fairfax on February 15, 2017)

(d)(2)

Form of Company Shareholder Voting Agreement, dated December 18, 2016, among Fairfax Financial Holdings Limited and certain shareholders of Allied World Assurance Company Holdings, AG (incorporated by reference to Annex C to the Prospectus included in the Registration Statement on Form F-4 filed by Fairfax on February 15, 2017)

(d)(3)

Confidentiality Agreement, dated as of October 17, 2016, by and between Allied World and Fairfax (incorporated by reference to Exhibit 99.8 to Amendment No. 2 to the Registration Statement on Form F-4 filed by Fairfax on May 3, 2017)

(h)(i)

Opinion of Shearman & Sterling LLP regarding certain U.S. federal tax matters (incorporated by reference to Exhibit 8.1 to Amendment No. 2 to the Registration Statement on Form F-4 filed by Fairfax on May 3, 2017)

(h)(ii)	Opinion of Torys LLP regarding certain Canadian tax matters (incorporated by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by Fairfax on February 15, 2017)

(h)(iii)	Opinion of Homburger AG regarding certain Swiss tax matters (incorporated by reference to Exhibit 8.3 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Fairfax on April 7, 2017)